Exhibit 99.5

Directors' Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 7 April 2003 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 75.65 pence per share under the Cable & Wireless Share Purchase Plan:–

Adrian Chamberlain – 132 Ordinary Shares
Robert Lerwill – 165 Ordinary Shares